FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2003

Commission File No.	000-23464

Hummingbird Ltd.

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated July 1, 2003 ("HUMMINGBIRD ACQUIRES VALID INFORMATION SYSTEMS LIMITED").	4

Document 1

HUMMINGBIRD ACQUIRES VALID INFORMATION SYSTEMS LIMITED

Acquisition strengthens Hummingbird’s market leadership in government solutions; accelerates delivery of multi-platform Hummingbird Enterprise™ suite

Toronto – July 1, 2003 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the acquisition of Valid Information Systems Limited (Valid). Founded in 1989, Valid is a privately held company that is an established leader in the rapidly growing compliance and records management market in the United Kingdom.

“With Valid joining the Hummingbird family, we are now one step closer to becoming the leading provider of government solutions globally,” said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. “In the UK alone, there are over 1.2 million government seats that require records management compliance within the next two years. With the Valid acquisition, Hummingbird is now well poised to take advantage of this market opportunity.”

“Compliant with UK PRO, MoReq, e-GIF, and WfXML standards, the Valid solution is a welcome addition to our existing multi-platform product offerings including Hummingbird Portal™ and Hummingbird Collaboration™,” continued Sorkin. “It complements our strategy of providing a Microsoft-centric and a Java/J2EE-based offering to better satisfy our customers’ varying platform requirements.”

The acquisition advances Hummingbird’s strategy of offering solutions that encompass products, domain expertise and services specific to customers’ needs based on market, technology, and platform requirements. The recently announced LegalKEY® and Kramer Lee & Associates acquisitions strengthen the company’s ability to deliver practice management solutions for the legal sector. The Valid acquisition, together with the recent acquisition of Key Automation/DISPRO, accelerates Hummingbird’s ability to deliver high-value repeatable solutions for the government sector.

“We have a long established history of delivering highly scalable, standards-based solutions for the UK government,” said Bill Cannings, Managing Director, Valid. “As part of the Hummingbird family, we are now in a very strong position to offer our products and domain expertise on a global basis.”

The Valid acquisition also accelerates Hummingbird’s delivery of a next generation multi-platform Smart Enterprise Suite, as the Valid solution can be deployed on a variety of J2EE application servers, including BEA WebLogic, IBM WebSphere, and Oracle 9iAS.

Hummingbird acquired the shares of Valid for initial consideration of British Pounds 10 million (US dollar 16.5 million) in cash and additional consideration of British Pounds 8 million (US dollar 13 million) in cash payable over 2 years, based on performance targets.

Valid will operate as a wholly owned subsidiary of Hummingbird, continuing to support and maintain all customer implementations. Hummingbird will continue to sell the Valid products in the UK without interruption. The existing Valid management team and employees will remain with their current responsibilities and positions.

Hummingbird will host a conference call at 5:30 PM EDT, July 2, 2003 to discuss the details of the acquisition. Dial-in instructions as follows: +1-416-640-4127 or 1-800-814-4890. For additional information and more details, please visit http://www.hummingbird.com/valid.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird’s industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1400 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise™, an integrated enterprise information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to Hummingbird’s competitive position in the United Kingdom, are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither promises nor guarantees but are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Valid or Hummingbird, or developments in the business or industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied. Factors that may cause future results to differ materially from those expected include, but are not limited to, Hummingbird not fully realizing the expected revenue growth from the acquisition or not realizing the revenue growth within the expected time frame due to, for example, increased competition or technological changes in the relevant markets, legislative or regulatory changes adversely affecting the business, changes in general economic conditions or in the capital markets, the ability to hire, train, and retain highly qualified personnel in the United Kingdom; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements in this press release are based on assumptions made by and information currently available to management and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise.

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207 inder.duggal@hummingbird.com	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Valid Information Systems Contact:

Bill Cannings Managing Director Valid Information Systems Tel: +44 (0) 20 8215 1414 Fax: +44 (0) 20 8215 2040 bill@valinf.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

Registrant

Date:	July 2, 2003	By:	/s/ Inder P.S. Duggal

(Signature)
Inder P.S. Duggal
Chief Financial Officer and Chief Controller